PROSPECTUS

                                 270,954 SHARES

                                  YAHOO! INC.

                        COMMON STOCK, $0.00033 PAR VALUE

                               ------------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
    FACTORS" INCLUDED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE
       QUARTER ENDED JUNE 30, 1998 AND INCORPORATED HEREIN BY REFERENCE.

                             ---------------------

    All references herein to "Yahoo!" or the "Company" mean Yahoo! Inc., a California corporation, unless otherwise indicated by the context.

    The 270,954 shares of Yahoo! Inc. Common Stock, $0.00033 par value, covered by this Prospectus (the "Shares") are offered for the account of certain shareholders of the Company (the "Selling Shareholders"). The Shares were issued or reserved for issuance to the Selling Shareholders in connection with the acquisition by the Company of WebCal Corporation on July 17, 1998 (the "Acquisition"). For additional information regarding the Acquisition, see "Issuance of Common Stock to Selling Shareholders." The Selling Shareholders may sell the Shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See "Plan of Distribution." Each Selling Shareholder has advised the Company that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

    Each of the Selling Shareholders may be deemed to be an "Underwriter," as such term is defined in the Securities Act of 1933, as amended (the "Securities Act").

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "YHOO." On September 3, 1998, the last sale price of the Company's Common Stock on the Nasdaq National Market was $75.1875 per share.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                           UNDERWRITING          PROCEEDS TO
                                                                           DISCOUNTS AND           SELLING
                                                     PRICE TO PUBLIC        COMMISSION          SHAREHOLDERS
Per Share........................................
Total............................................    See Text Above       See Text Above       See Text Above

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 14, 1998

    No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             ADDITIONAL INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. The Company is also required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"). The Common Stock of the Company is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006. In addition, the Commission maintains a World Wide Web site (http:// www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

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
                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-26822).

        2. The Company's definitive Proxy Statement dated March 12, 1998, filed in connection with the Company's April 17, 1998 Annual Meeting of Shareholders.

        3. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 (File No. 0-26822).

        4. The Company's Current Reports on Form 8-K, filed with the Commission on January 5, 1998, January 15, 1998, June 8, 1998, June 12, 1998 (as
    amended on June 18, 1998) and July 9, 1998 (File No. 0-26822).

        5. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A, filed with the Commission on March 12, 1996 (File No. 0-026822).

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Andrea Klipfel, Investor Relations, 3420 Central Expressway, Santa Clara, California 95051, telephone: (408) 731-3300.

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
                                  THE COMPANY

    Yahoo! is an Internet media company that offers a network of globally-branded properties, specialty programming, and aggregated content distributed primarily on the World Wide Web (the "Web") serving business professionals and consumers, and is among the most widely used guides for information and discovery on the Web.

    Under the Yahoo! brand, the Company provides intuitive, context-based guides to online content, Web search capabilities, aggregated third-party content and community and personalization features. In June 1998, Internet users viewed an average of over 115 million Web pages per day in Yahoo!-branded properties.

    The Company makes its properties available without charge to users and generates revenue primarily through the sale of advertising. Advertising on Yahoo! properties is sold through the Company's internal advertising sales force. During the second quarter of 1998, approximately 1,800 advertisers purchased advertising on Yahoo! properties.

    Yahoo! was incorporated on March 5, 1995 under the laws of California. The Company's principal executive offices are located at 3420 Central Expressway, Santa Clara, California 95051 and its telephone number is (408) 731-3300. As used in this Prospectus, the "Company" and "Yahoo!" refer to Yahoo! Inc., a California corporation, and its wholly owned subsidiaries.

                                USE OF PROCEEDS

    The proceeds from the sale of the Shares are solely for the account of the Selling Shareholders. Accordingly, the Company will not receive any proceeds from the sale of the Shares from the Selling Shareholders.

                ISSUANCE OF COMMON STOCK TO SELLING SHAREHOLDERS

    On July 17, 1998, the Company issued an aggregate of 270,954 shares of Common Stock to the shareholders of WebCal Corporation ("WebCal") pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among the Company, WC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (the "Sub"), and WebCal. Under the terms of the Merger Agreement, Sub merged into Webcal and WebCal became a wholly-owned subsidiary of the Company (the "Merger").

                              SELLING SHAREHOLDERS

    All of the Common Shares registered for sale pursuant to this Prospectus will be owned immediately after registration by the Selling Shareholders as the former shareholders of WebCal, and all of the shares offered by the Selling Shareholders were acquired in connection with the Merger. Such shares do not exceed one percent (1%) of the Company's outstanding capitalization as of the date of this Prospectus. None of the Selling Shareholders has a material relationship with the Company, except that certain Selling Shareholders are or will be non-officer employees of WebCal or the Company.

                              PLAN OF DISTRIBUTION

    Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may sell the Shares being offered hereby: (i) on The Nasdaq National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or
(ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Shareholders and any underwriter, dealer or agent who participate in the distribution of

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
such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities arising under the Securities Act.

    Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Shareholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Shareholders. Broker-dealers may agree with the Selling Shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Shareholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

    The Company has advised the Selling Shareholders that the anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Shareholders and their affiliates. The Selling Shareholders have advised the Company that during such time as the Selling Shareholders may be engaged in the attempt to sell shares registered hereunder, they will: (i) not engage in any stabilization activity in connection with any of the Company's securities; (ii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities other than as permitted under the Exchange Act;
(iii) not effect any sale or distribution of the Shares until after the Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and (iv) effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

    The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

    In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The Company has agreed to maintain the effectiveness of this Registration Statement with respect to the shares of Common Stock offered hereunder by the Selling Shareholders until the earlier of the sale of such shares or July 17, 1999. No sales may be made pursuant to this Prospectus after such date unless the Company amends or supplements this Prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the Selling Shareholders will sell all or any of the shares of Common Stock offered hereunder.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to the Company. As of September 2,

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
1998, certain attorneys of Venture Law Group owned in the aggregate 2,490 shares of Common Stock of the Company.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the audited historical financial statements of Viaweb incorporated in this prospectus by reference to Item 7(a) of the Company's Current Report on Form 8-K dated June 12, 1998 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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